DECHERT LLP

1775 I Street, N.W.

Washington, D.C. 20006

(202) 261-3300

December 30, 2010

VIA EDGAR CORRESPONDENCE

Mr. Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	The Torray Funds – Registration Statement on Form N-1A

File Nos. 811-06096 and 33-34411

Dear Mr. Eskildsen:

On behalf of The Torray Fund (the “Trust”), which filed Post-Effective Amendment No. 26 to its Registration Statement on Form N-1A (the “Registration Statement”) with the Commission on October 15, 2010 for purposes of adding a new series to the Trust, the Torray Resolute Fund (the “Fund”), I wish to respond to the comments on the Registration Statement that you recently provided to me by telephone. The proposed responses on behalf of the Trust to each of the comments are set forth below.

1. Summary Section – Principal Investment Strategy

Comment: The disclosure states that the Fund’s strategy is to invest in a portfolio of predominantly “large capitalization companies”. Provide additional disclosure indicating the capitalization level for the “large capitalization companies” that the Fund may invest in.

Response: The requested disclosure has been added.

2. Summary Section – Portfolio Manager

Comment: With respect to the biographical information for Mr. Haffenreffer, the portfolio manager of the Fund, conform the disclosure so that it provides only the information required by Item 5(b) of the Instructions to Form N-1A for the Summary Section of the Prospectus.

Response: The requested change has been made.

Mr. Chad Eskildsen

Division of Investment Management

December 30, 2010

3. More Information About Investment Objectives, Strategies and Risks – Investment Objective

Comment: On Page 3, the disclosure states that “The Fund’s investment objective may be changed without shareholder approval” – if applicable, provide additional disclosure indicating whether shareholders will receive prior notice of any change in the Fund’s investment objective.

Response: The requested disclosure has been added.

4. More Information About Investment Objectives, Strategies and Risks – Principal Risks of Investing in the Fund

Comment: The statement that one of the risks of investing in the Fund is that “The Fund’s investors face the risk that the Manager’s business analyses prove faulty” should also be included in the Summary Section under “Principal Risks of Investing in the Fund”.

Response: The requested disclosure has been added.

5. More Information About Fund Management – Prior Performance of the Manager’s Comparable Accounts

Comment: Add disclosure stating that the Composite includes all accounts managed in a substantially similar manner to the Fund.

Response: The requested disclosure has been added.

6. More Information About Fund Management – Prior Performance of the Manager’s Comparable Accounts

Comment: Add disclosure clarifying that the performance of the Composite was produced by the Manager (or the prior investment adviser, as applicable), rather than the individual portfolio manager. Disclosure may be included indicating that it was produced under the direction of the individual portfolio manager.

Response: The requested change has been made and the requested disclosure has been added.

7. More Information About Fund Management – Prior Performance of the Manager’s Comparable Accounts

Comment: Add disclosure indicating how the performance of the Composite was calculated.

Mr. Chad Eskildsen

Division of Investment Management

December 30, 2010

Response: The requested disclosure has been added.

8. More Information About Fund Management – Prior Performance of the Manager’s Comparable Accounts

Comment: Add disclosure indicating that to the extent that the operating expenses of the separate accounts reflected in the Composite are lower than the expected operating expenses of the Fund, the performance results of the Composite would be greater than what the Fund’s performance would have been.

Response: The requested disclosure has been added.

Statement of Additional Information

9. Management of the Fund – Independent Trustees and Interested Trustees

Comment: Confirm that the “Other Directorships Held” include all directorships held during the past five years by each Trustee.

Response: Please be advised that the other directorships presented reflect all directorships held by each respective Trustee over the past five years.

10.	Management of the Fund – Trustee Compensation

Comment: Add disclosure indicating what the estimated compensation would have been for the Trustees if the Fund had been in operation for the full fiscal year period from January 1, 2010 through December 31, 2010.

Response: The requested disclosure has been added.

11.	Investment Manager and Other Services – The Manager

Comment: Provide additional disclosure regarding the Portfolio Manager’s compensation and indicate: (1) whether the compensation is based on the Fund’s performance over a certain time period; (2) whether the additional remuneration that is based on the overall performance of the Manager for the given time period is subject to performance measurement against a particular benchmark index, and (3) indicate the “given time period” referenced in this section.

Response: The requested disclosure has been added.

*        *        *         *

Mr. Chad Eskildsen

Division of Investment Management

December 30, 2010

Please be advised that the Trust intends to file Post-Effective Amendment No. 28 to its Registration Statement on December 30, 2010, which filing will reflect all of the responses set forth above.

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•

SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *         *

Thank you again for your assistance with this matter.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley